OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TEL Offshore Trust

(Name of Issuer)

UNITS OF BENEFICIAL INTEREST

(Title of Class of Securities)

872 382 106

(CUSIP Number)

Morgan F. Johnston	David E. Morrison
Senior Vice President, General Counsel	Fulbright & Jaworski L.L.P.
and Secretary	2200 Ross Avenue, Suite 2800
Magnum Hunter Resources, Inc.	Dallas, Texas 75201
600 East Las Colinas Blvd., Suite 1100	(214) 855-8000
Irving, Texas 75039
(972) 401-0752

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 872 382 106			Page 2 of 6 Pages

1.	Name of Reporting Person: Magnum Hunter Resources, Inc.		I.R.S. Identification Nos. of above persons (entities only): 87-0462881

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 872 382 106	Page 3 of 6 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

      Magnum Hunter Resources, Inc. (“Magnum Hunter”) filed the Schedule 13D to which this Amendment No. 4 relates on March 31, 1998. The original filing event involved a tender offer by Magnum Hunter on the terms set forth in its Offer to Purchase dated January 28, 1998. As such, Magnum Hunter filed its Schedule 13D jointly with the Final Amendment to its Schedule 14D-1. Magnum Hunter and Magnum Hunter’s then-existing wholly owned Oklahoma subsidiary, Bluebird Energy, Inc. (“Bluebird”), jointly filed Amendment No. 1 to the Schedule 13D on February 12, 1999 to reflect the transfer of most of Magnum Hunter’s units of beneficial interest of TEL Offshore Trust (the “Trust”) to Bluebird. Magnum Hunter and Magnum Hunter’s wholly owned Delaware subsidiary, Canvasback Energy, Inc. (“Canvasback”), jointly filed Amendment No. 2 to the Schedule 13D on October 3, 2003 to reflect the transfer by Bluebird of all the units of beneficial interest of the Trust it then owned (1,765,589 units) to Canvasback. Magnum Hunter and Canvasback jointly filed Amendment No. 3 to the Schedule 13D on April 7, 2005 to reflect (i) certain sales of units of beneficial interest by Canvasback, (ii) the transfer by Canvasback of all the units of beneficial interest of the Trust it then owned (1,367,621 units) to Magnum Hunter and (iii) that Magnum Hunter’s board of directors had declared an in-kind dividend to Magnum Hunter’s shareholders of all of Magnum Hunter’s units of beneficial interest of the Trust. Payment of the dividend occurred on May 13, 2005. Magnum Hunter is filing this Amendment No. 4 to the Schedule 13D to reflect that it has distributed to its shareholders all of its units of beneficial interest of the Trust.

      The Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

      The name of the subject company is TEL Offshore Trust, a trust created under the laws of the State of Texas. The address of the Trust’s corporate trustee, JP Morgan Chase Bank, is 700 Lavaca Street, Austin, Texas 78701.

Item 2. Identity and Background.

      (a)-(c) Magnum Hunter is a Nevada corporation that is an independent energy company engaged in exploration, exploitation and development, acquisition and operation of oil and gas properties. The address of Magnum Hunter’s principal business and principal office is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

      The name, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Magnum Hunter are set forth below:

Principal Business
Address of Organization
	Capacity in Which		in Which Principal
Name	Serves	Principal Occupation	Occupation is Conducted

Jerry Box	Chairman of the Board	Retired	600 East Las Colinas Blvd.
	of Directors		Suite 1100
Irving, Texas 75039

Gerald W. Bolfing	Director	Private Investor	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Donald A. Erickson	Director	President of	600 East Las Colinas Blvd.
		Erickson Partners,	Suite 1100
		LLC	Irving, Texas 75039

CUSIP No. 872 382 106	Page 4 of 6 Pages

Principal Business
Address of Organization
	Capacity in Which		in Which Principal
Name	Serves	Principal Occupation	Occupation is Conducted

Gary C. Evans	Director	Director of Magnum	600 East Las Colinas Blvd.
		Hunter	Suite 1100
Irving, Texas 75039

Matthew C. Lutz	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Jody Powers	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

John H. Trescot, Jr.	Director	Principal of AWA	600 East Las Colinas Blvd.
		Management	Suite 1100
		Corporation	Irving, Texas 75039

F. Walker Tucei, Jr.	Director	Retired	600 East Las Colinas Blvd.
Suite 1100
Irving, Texas 75039

Richard R. Frazier	Chief Executive Officer	Chief Executive	600 East Las Colinas Blvd.
		Officer of Magnum	Suite 1100
		Hunter	Irving, Texas 75039

M. Bradley Davis	Senior Vice President	Senior Vice	600 East Las Colinas Blvd.
	and Chief Financial	President and Chief	Suite 1100
	Officer	Financial Officer	Irving, Texas 75039
of Magnum Hunter

Morgan F. Johnston	Senior Vice President,	Senior Vice	600 East Las Colinas Blvd.
	General Counsel and	President, General	Suite 1100
	Secretary	Counsel and	Irving, Texas 75039
Secretary of Magnum Hunter

The business address of each of Magnum Hunter’s directors and executive officers is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

      (d)-(e) During the last five years, neither Magnum Hunter nor, to the best of its knowledge, any of its directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the directors and executive officers of Magnum Hunter are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      Not applicable.

CUSIP No. 872 382 106	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

      (a)-(b) As of the date hereof, Magnum Hunter is not a beneficial owner of, and does not have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of any units or beneficial interest of the Trust.

      (c) On April 7, 2005 Canvasback transferred 1,367,621 units of beneficial interest of the Trust to Magnum Hunter. On May 13, 2005, Magnum Hunter distributed to its shareholders as an in-kind dividend all of its units of beneficial interest in the Trust.

      (d)-(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7. Exhibits.

      Not applicable.

CUSIP No. 872 382 106	Page 6 of 6 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNUM HUNTER RESOURCES, INC.
	By:	/s/ Morgan F. Johnston
Date: May 16, 2005		Morgan F. Johnston
Sr. Vice President, General Counsel & Secretary